                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB



                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             GOODNOISE CORPORATION
                 (Name of Small Business Issuer in its charter)


                        FLORIDA                    65-0207877
            (State or other jurisdiction of       (IRS Employer
             incorporation or organization)  Identification Number)


                719 COLORADO AVENUE, PALO ALTO, CALIFORNIA 94303
             (Address of principal executive offices and Zip Code)


         Issuer's telephone number, including area code: (650) 322-8910


     Securities to be registered pursuant to Section 12(b) of the Act: None


       Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

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FORWARD-LOOKING STATEMENTS

          This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to statements related to the Company's business objectives and strategy, the Company's Internet website and the development of the Company's music-related content. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements.

          Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Internet as a medium for consumers to obtain sound recordings, the Company's ability to create, license, and deliver compelling music-related content, intense competition from other providers of music-related content over the Internet, the Company's early state of development, delays or errors in the Company's ability to effect electronic commerce transactions, potential liability for defamation, negligence, intellectual property infringement, and the distribution of obscene or indecent material over the Internet, and other risks inherent in the record industry and associated with doing business over the Internet. See, "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

          Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

                                     PART I

ITEM 1.   BUSINESS

GENERAL

          GoodNoise Corporation, The Internet Record Company, is a development stage company that seeks to engage in the business of developing and marketing a compelling repertoire of musical recordings and offering such recordings by direct file transfer, or "downloading," to consumers over the Internet. The Company was formed on January 8, 1998 and has established an Internet website, but has not yet begun to offer recordings for sale. The Company's long-term objective is to establish itself as a major provider of digital music content direct to consumers over the Internet. Though the Company will also offer its musical recordings in the form of compact discs (or "CDs") distributed to the consumers through traditional retail channels, the Company foresees a gradual shift from the distribution of physical CDs through retail channels to the delivery of digitized sound recordings to consumers directly over the Internet for home recording on personal computer hard disks and other magnetic storage media, recordable CDs ("CD-Rs"), and solid-state sound recording players.

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     The Company believes that the percentage of music purchases made by direct download over the Internet will be an increasing percentage of total music purchases, and that this percentage will grow significantly during the next several years. During the transition from traditional distribution of physical CDs to the delivery of recordings by digital transmission over the Internet, the Company's strategy will be to acquire compelling music content for marketing to audiences, most likely to be early-adopters of the software and equipment necessary to use the Internet to download, record and play musical recordings on their home computers, CD-Rs, and solid-state players. During that time, the Company will seek to build a strong brand name for the delivery of music content over the Internet around the trademark GoodNoise. Later, as market acceptance of the Internet as a medium for consumers to obtain sound recordings grows, the Company will expand its repertoire of music for promotion and sale in other markets.

     The Company will organize its music repertoire on its website, which is currently under development. Initially, the Company plans to design its website to enable consumers to download sound recordings, purchase music-related merchandise, obtain music news, and listen to web-radio broadcasts. Later, the Company intends to enhance its website to allow the Company to offer music reviews, live concerts, and music videos. The Company also intends to seek to attract sponsors and advertisers wishing to reach the audience for the Company's content. The Company's strategy is to increase the size of its user base, and leverage off of such increased user base to increase revenues from sales of music, related merchandise, advertising and sponsorship programs. The Company also plans to enter into strategic alliances with other online CD retailers to allow reference sales of their online catalog and to allow the sale of the Company's catalog.

     Content offered on the Company's website will initially focus on modern rock and alternative music for the college-aged audience, specially tailored for the young, high-tech music consumer. In the future, the Company may offer genre-specific music websites for Jazz, Classical, and specific artists in the Company's repertoire, allowing users to view artist biographies and discographies, musicians' influences and historical information, and to hear and view cybercasts and recording and video samples. The Company believes that by providing a broad array of information in a highly-personalized, interactive context, it can create an entertaining environment that will attract traffic to its website, foster brand awareness and encourage purchases of music and related merchandise. Product purchases will be coordinated through the website, which will act as the Company's on-line retail store.

     The Company plans to develop a repertoire of recording artists and to develop its own catalog, and specifically licensed third party catalogs, for sale either by downloadable track or by CD. The Company also intends to employ innovative arrangements with aspiring recording artists who might not otherwise be able to gain the attention of traditional record companies and with record labels looking for new channels for the distribution of their recording catalogs. Thus, recordings offered by the Company will include those from the Company's own repertoire, as well as masters licensed from other record labels. The Company seeks to develop a relationship with one of the major record distributors to handle domestic distribution of the Company's recordings.

     The Company plans to establish its own music publishing company, GoodNoise Music Publishing, which will acquire an interest in the music publishing rights of some of the artists in the Company's repertoire. The Company's music publishing interests will be administered through an arrangement with peermusic, one of the largest music publishing companies. Ralph Peer, the Chief Executive Officer of peermusic, is a member of the Company's Board of Directors.

     The Company plans to employ third-party technologies to allow the streaming downloads of samples and full songs directly from the Company's website. The Company will develop its own

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technology where needed to facilitate the usability of CD recorder devices and sound recording player devices.

     The Company was organized in January 1998. On May 11, 1998, Atlantis Ventures Corporation, a Florida corporation, acquired all of the outstanding common stock of the Company. For accounting purposes, this acquisition will be treated as a recapitalization of the Company with the Company as the acquirer (reverse acquisition). Atlantis Ventures is a publicly traded company that was organized in August 1989 and had no revenues or operations prior to the merger with the Company. Following the recapitalization, Atlantis Ventures changed its name to GoodNoise Corporation.

  The Company's executive offices are located at 719 Colorado Avenue, Palo Alto, California 94303, and its telephone number is (650) 322-8910.

THE ON-LINE MUSIC INDUSTRY

     The Company believes that substantial growth opportunities exist in the on-line music industry. According to Jupiter Communications ("Jupiter"), a news media research firm that focuses on on-line industries, total on-line music revenues, which include prerecorded music sales, music-related merchandising, advertising and concert ticketing, are expected to grow to $2.8 billion by the year 2002, up from an estimated $22.5 million in 1996 and $71.0 million in 1997. Jupiter estimates that the number of on-line households making purchases is expected to grow from an estimated 15.2 million households in 1996 to 57.0 million households, representing over 50% of U.S. households, by the year 2002. During the same time period, Jupiter estimates that the percentage of on-line households making on-line purchases annually is expected to grow from approximately 20% to 70%. Ad revenue on music websites is expected to grow from $12.1 million worldwide in 1997 to more than $200 million by 2000.

     The Company believes that the multimedia features available through the Internet, including audio, video and graphics, make it an ideal medium for promoting, marketing and selling music and related merchandise. Potential purchasers of music recordings can preview their purchases by listening to high-quality sound samples, viewing text and video clips (including cover art, artists' discographies, music videos and reviews) and searching from a catalog of available titles. The Internet and current technologies also allow users to digitally download music in a compressed format to a personal computer, play music from a PC or store and play it on either a CD-R drive or a solid-state sound recording player device.

     Internet users can also search for music by genre or artist, access a wealth of information and events, including music history and news, artists' biographies, cybercast concerts and radio broadcasts, and participate in live interviews with artists. Because the Internet is a highly interactive medium and user responses can be tracked, the Company believes that advertisers will become increasingly attracted to opportunities to focus their marketing efforts on specific target markets.

     The Company believes that Internet-based retailers have advantages over traditional retail channels. The Company believes that traditional retail stores do not have the same capability to track individual customer purchases and demographic data for use in direct marketing programs and in developing a one-to-one relationship with the consumer. Further, the "bricks and mortar" retail model is limited to consumers within the local vicinity of physical retail outlets. The Company believes it can leverage the Internet to promote less well known artists who may cater to regional or smaller market niches.

     An individual electronic commerce website can maximize its awareness and traffic through the use of strategic alliances with other websites having high user traffic. Through the use of embedded hyperlinks, higher traffic websites can refer potential customers to electronic commerce websites for

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potential purchases of goods or services. These agreements generally involve economic arrangements including up-front payments or commissions on the dollar volume of goods sold. These payments are analogous to rent paid by traditional "brick and mortar" retail locations, and can be critical to an electronic commerce website's ability to expand.

     Historically, the music industry has benefited from innovations in technology, such as the introduction of the CD in 1983. Over the last ten years, much of the industry's growth resulted from consumers replacing existing music collections with the CD format. According to the Recording Industry Association of America ("RIAA"), domestic music sales grew from $5.6 billion in 1987 to $12.5 billion in 1996. In recent years, however, music sales growth has slowed due to a number of factors, including a shortage of major releases by new artists and a slowdown in the rate of growth of CD sales, as consumers have replaced most of their music collections.

     The Company believes, however, that another period of similar growth may occur as consumers replace their existing music collections in the CD format with new electronic formats arising from the shift to downloadable recordings. In addition, the Company believes that consumers will find it easier to purchase a downloadable recording than to convert their existing CDs to electronic formats.

     Further, according to Jupiter, the major record companies have been losing market share to independent record labels for years. During the period 1992-1996, the market share of independent record labels increased from 11.6% to 21.2%. For the year 1996, the independent record labels were responsible for two-thirds of all new releases of recorded music.

BUSINESS STRATEGY

     The Company's strategy includes the following key elements:

1.     MARKETING STRATEGY

     A.   Long Term
     The Company's long-term objective is to establish itself as a major provider of digital music content direct to consumers over the Internet. The Company's strategy is to make an early entry into the market for downloadable recordings, and leverage that early entry to exploit the emerging level playing field in the recording industry.

     The Company believes that before CD-R recording devices, solid-state recording player devices, and high-bandwidth access to the Internet become widely available, the delivery of sound recordings for home performance will remain a small percentage of overall music sales. However, once such devices and bandwidth become common, electronic commerce in downloadable recordings will begin to cause a shift from the distribution of physical CDs though retail establishments to the downloading of recordings by the listening public directly off of the Internet.

     The Company believes that the increasing percentage of recordings delivered over the Internet will open up new opportunities for the marketing and distribution of music content by independent recording companies, especially those who understand the nature of the new medium and how it will affect contractual relationships among artists, music publishers, and record companies. The Company believes its management team understands these relationships and is well positioned to execute on a plan to exploit them.

     B.   Short Term

     Establish a "Cool" Music Web Site. The Company intends to build a well-known World Wide Web destination for music consumers, around which the Company will organize its repertoire, music programming, and music related merchandise. The Company plans for its website to contain music news, reviews, live concerts, and music related sponsorship and advertising content. Content offered on

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the Company's website will initially cover the modern rock and alternative music genres, specially tailored for the high tech music consumer. Recordings offered will include those from the Company's record label repertoire, and the Company plans to license and acquire masters from other record labels.

     Create Strong Brand Awareness. Until such time as CD-R recording devices, solid-state player devices, and high bandwidth Internet access are common, the Company intends to use the development, marketing and public relations experience of its management team to build a strong brand name around the trademark GoodNoise. The Company believes that building brand awareness of the GoodNoise website is critical to attracting and expanding its global Internet user base and its ability to attract new recording acts. GoodNoise will promote its brand through on-line and traditional media, event sponsorships, free branded software, and other marketing activities. The Company intends to enhance brand awareness of its website by providing original and proprietary content, providing consumers the ability to purchase music and related merchandise and establishing strategic and bounty relationships whereby other websites engage GoodNoise as an on-line music retail source and content provider.

     Develop Key Industry and Website Alliances. The Company will seek to establish strategic alliances with global music and media companies to attract additional users to, and increase brand awareness of, the Company's websites.

     Develop Free Enabling Software. The Company plans to develop and distribute free software that enables or facilitates the playing, management and storing of music files on PCs, CD recording devices and solid-state player devices, where and when necessary or appropriate. The Company's strategy is to publish the source code of its software and use a free source code licensing methodology to encourage third party applications and improvements.

     Engage in Traditional Record Promotion and Distribution. The Company plans to seek strategic alliances with other online CD retailers to allow reference sales of their online stock and to allow the sale of the Company's catalog. The Company also intends to work with major record distributors to distribute the Company's recordings in traditional retail channels in the United States.

     Build User Communities and Attract Advertising. The Company plans to sell banner advertising space on its website. By leveraging its record promotion launches and fan/artist loyalty, the Company believes that it should be able to aggregate targeted demographic user groups, thereby offering advertisers and sponsors access to highly defined audiences

2.     REPERTOIRE DEVELOPMENT

     A.   Long Term

     Build GoodNoise Record Label. The Company is in the process of creating what is commonly known as a "record label," which the Company intends to use with its website, as well as record stores and other traditional distribution channels, to promote, distribute and sell original and licensed artist recordings. The Company believes that it can leverage its Internet platform by promoting and selling its own proprietary titles acquired by its A&R (Artists and Repertoire) and Business Affairs staff.

     Build Music Publishing Catalog. The Company also plans to establish its own music publishing company, GoodNoise Music Publishing. Through an arrangement with peermusic, one of the world's largest international music publishing companies, the Company intends to acquire an interest in the music publishing rights of some of the artists in the Company's repertoire.

     B.   Short Term

     Create an Effective A&R and Promotion Infrastructure. The Company plans to create a network of college students to find prospective new talent and promote the Company. These individuals, which

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the Company intends to seek at each major university in the Company's initial target markets, will be responsible for initial screening of artist talent and distributing marketing and promotional material in their location. In this way, the Company intends to augment its international online promotional activities with a specific network of physical promotion for its online sales offerings.

     Focus Marketing and Acquisition Activities. The Company plans to focus its marketing and its music acquisition demographically. Initially, the Company will concentrate its sales and marketing on the 18-34 age bracket as the Company feels that these consumers have the expertise, demand, and bandwidth to take best advantage of the Company's offerings.

SALES AND MARKETING

     The Company's overall sales and marketing strategy is designed to merchandise music and related products sold through the Company's website, build brand awareness, attract repeat users and drive traffic to GoodNoise's website. The Company intends to utilize a combination of external advertising and promotion, internal promotion and product merchandising and on-line partnering programs to accomplish these objectives.

     Merchandising and Customer Programs. The Company believes that a key part of its merchandising and customer acquisition and retention strategies will be its ability to link its music genre, artist and title-specific content, such as record reviews, artist profiles and special promotions, to the music ordering section of its website and stimulate and facilitate consumer purchases of downloadable music tracks, CDs, and related music merchandise.

     In-Store Merchandising. The Company plans to use numerous merchandising features to encourage and enhance a consumer's buying experience. The Company believes that the user's ability to listen to audio samples is a significant incentive to purchase. Prior to making a purchase on the Company's website, the Company plans to offer a consumer the ability to access a variety of information about an artist, music group, or album.

ADVERTISING, SALES AND SPONSORSHIPS

     The Company plans to position its website as an on-line music source, offering advertisers and marketers the ability to reach highly targeted communities of music fans worldwide. Advertisers will be offered a variety of advertising options which can be combined in different percentages to reach the desired advertising mix. The Company plans to implement a proprietary software package for advertising space management, tracking of page impressions and reporting to advertisers. The Company will also track website traffic and activity through a generally available website traffic management service. The Company plans to partner with a third party Internet Advertising Bureau as soon as it is appropriate.

ORDERING, FULFILLMENT AND CUSTOMER SERVICE

     The Company is designing an ordering system to be easy-to-use and simple to understand. In order to maintain high customer satisfaction and price competitiveness, the Company plans to place an emphasis on reliable product fulfillment. At any time during a visit to the Company's website, a customer will be able to click on the "order now" button to place an item in his or her personal shopping basket. The customer can continue to shop the website, adding chosen items. If not previously registered with the Company, a customer is prompted to register at the time of purchase and to enter his or her name, address and password. The customer then has the option of securely submitting credit card information on-line or calling or faxing the information to the GoodNoise Service Department. By assigning a password to every buyer, the Company's ordering process will facilitate repeat purchases by eliminating the need to re-submit credit card and shipping information for subsequent orders.

TECHNOLOGY

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     The Company plans to develop information services, delivery, and user tracking systems by integrating third-party systems, when available, and by developing proprietary tools. The Company's integrated systems and tools provide functionality in six primary areas: (i) multimedia asset management, (ii) website development, (iii) audio encoding, on-line delivery, and physical delivery, (iv) security, (v) scalability and (vi) advanced technologies. At the same time, the systems and tools will provide scalability to maintain performance as the number of users of the system and the amount of data processed increases and to add new functionality as new needs and technologies emerge.

     Multimedia Asset Management. Central to the Company's system is the development of a database management system necessary to index, retrieve and manipulate the Company's growing multimedia content. The Company intends to develop a database management system to allow for rapid searching, sorting, viewing and distribution of, among other things, audio samples, video clips, cover art and photos. The Company has chosen a publicly available source distribution of an SQL and RDBMS compatible database, mSQL.

     Website Development. The catalog of individual recordings, samples, and CDs stored in an SQL database, forms the core of the music entertainment content collection and contains links to related content (e.g., audio samples, images, editorial content and charts). Each individual page of the Company's website is built dynamically from these elements using a proprietary web page template technology.

     Audio Encoding and Delivery. The Company uses a variety of audio compression technologies for its audio samples and downloads, tailoring them to specific applications. In light of current user patterns, the Company will use the popular Progressive Networks' RealAudio format for delivering real-time streaming 30-second audio previews and feature-length web broadcasts. The MPEG-1 layer 3 streaming format is also used for real-time preview samples, and primarily for those tracks which are available for digital distribution. The Company is exploring other download formats and plans to adjust the format of its content to stay current with moving industry trends.

     Each of the Company's audio formats has certain minimum system requirements for hardware and software in order for a user to listen to the audio samples on the Company's website. A user must have a multimedia-equipped personal computer and must download software in each format. For example, the minimum system PC requirements for a user desiring to play an audio sample in the MPEG audio format are an MPEG Audio Player and a Pentium 133mhz CPU on Windows 95/NT operating system with sixteen megabytes of random access memory.

     Scalability. The structure of the Company's hardware and software is built upon a distributed transaction processing model which allows software to be distributed among multiple parallel servers. This architecture allows the Company to scale by either adding new servers or increasing the capacity of existing servers. The current system is designed to easily scale from 2,000 simultaneous users currently to at least 10,000 users, while maintaining both user performance and cost per transaction. In the rapidly changing Internet environment, the ability to update the application system to stay current with new technologies is important. The system's template technology and modular database design allow the addition or replacement of server-based applications such as multimedia formats and delivery systems, and search and retrieval engines. This architecture also enables low-cost, rapid deployment of additional websites that integrate with the Company's existing sites.

     Advanced Technologies. The Company continually evaluates emerging technologies, new developments in web technologies and CD/DVD (digital video disk) multimedia authoring. Technologies with which the Company is currently working include Sun's Java language, CD Writing client software,

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Real Time Streaming Protocol (RTSP) for the orderly delivery of multimedia content over the Internet and the newly popular MPEG-4 and AAC audio compression/transmission format.

COMPETITION

     The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. Currently, there are more than one hundred music retailing websites on the Internet. With respect to competing for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional media such as radio, television and print. GoodNoise competes with the major, and other independent, record labels.

     The Company believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience. The Company's success in this market will depend heavily upon its ability to provide high quality, entertaining content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's ability to attract experienced marketing, sales and management talent. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. The Company believes that its high-quality music-related content, offered free of charge, will be an important differentiation from other music-related and music-merchandising websites.

     Many of the Company's current and potential competitors in the Internet and music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors.

INTELLECTUAL PROPERTY

     The Company relies on a combination of copyright law, trademark law, contract law, and other intellectual property protection methods to protect its musical content, license rights, and technology. The Company believes that its use of material on its websites is protected under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled. There can be no assurance that the Company will be able to continue to maintain rights to information, including webcasting of popular sound recordings, downloadable music samples, and artist, entertainment and other information. The failure to be able to offer such information would have a material adverse effect on the Company's business, results of operations and financial condition. The Company pursues the registration of its trademarks in the United States and internationally, and has applied for an "intent to use" trademark registration for a number of its trademarks, including "GoodNoise," in the United States Patent & Trademark Office.

     Effective trademark, copyright, and other intellectual property protection may not be available in every country in which the Company's musical content and technology are distributed or made available through the Internet. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

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     There are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights or any material notices that the Company is infringing the intellectual property rights of others. However, there can be no assurance that such infringement claims will not be asserted by third parties in the future. If any such claims are asserted and determined to be valid, there can be no assurance that the Company will be able to obtain licenses of the intellectual property rights in question on reasonable terms. The Company's involvement in any patent dispute or other intellectual property dispute or action to protect proprietary rights may have a material adverse effect on the Company's business, operating results and financial condition. Adverse determinations in any litigation may subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these situations can have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

     As of June 26, 1998, the Company had 10 full-time employees, including 7 in operations and technical and artistic development and 3 in general and administrative, and 1 part-time primarily focused on artist development. The Company's future success depends, in significant part, upon the continued service of its key technical, editorial, product development and senior management personnel and on its ability to attract and retain highly qualified employees. There is no assurance that the Company will continue to attract and retain high-caliber employees, as competition for such personnel is intense. The Company's employees are not represented by any collective bargaining organization. The Company has never experienced a work stoppage and considers relations with its employees to be good.


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ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Factors That May Affect Future Results and Market Price of Stock."


OVERVIEW

     GoodNoise Corporation (the "GoodNoise" or "Company") is a development stage enterprise that seeks to become one of the leading on-line music entertainment companies using the Internet as a global platform for promoting, marketing and selling music and related content. The Company plans to develop and market a compelling repertoire of musical recordings and offer such recordings to consumers by direct file transfer, or "downloading," over the Internet. The Company will also offer its musical recordings in the form of compact discs (or "CDs") distributed to the consumers over the Internet and through traditional retail channels.

     The Company was organized in January 1998. On May 11, 1998, Atlantis Ventures Corporation, a Florida corporation, acquired all of the outstanding Common Stock of the Company. For accounting purposes, this acquisition will be treated as a recapitalization of the Company with the Company as the acquirer (reverse acquisition). Atlantis Ventures is a publicly traded company that was organized in August 1989 and had no revenues or operations prior to the merger with the Company. Following the recapitalization, Atlantis Ventures changed its name to GoodNoise Corporation.

     The Company's executive offices are located at 719 Colorado Avenue, Palo Alto, California 94303, and its telephone number is (650) 322-8910.


RESULTS OF OPERATIONS

     The Company was formed on January 8, 1998 and is a development stage enterprise that has incurred costs to organize and develop its business, but has yet to earn revenue. The Company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for consumers to obtain sound recordings, (ii) the Company's ability to create, license, and deliver compelling music-related content, (iii) the level of traffic on the Company's website, (iv) intense competition from other providers of music-related content over the Internet, (v) delays or errors in the Company's ability to effect electronic commerce transactions, (vi) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner (vii) technical difficulties, system downtime or Internet brownouts, (viii) the Company's ability to attract customers at a steady rate and maintain customer satisfaction, (ix) seasonality of the recorded music industry, (x) seasonality of advertising sales, (xi) Company promotions and sales programs, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the number of recorded music releases introduced during the period, (xiv) the level of returns experienced by the Company and
(xv) general economic conditions and economic conditions specific to the Internet, on-line commerce and the recorded music industry.

NET REVENUES

     The Company is a development stage enterprise that has earned no revenue since its inception. The Company launched its first Internet website in April 1998. The Company believes that future revenues will result largely from the sale of musical recordings, the sale of advertising space on the Company's website, and related sponsorship programs.

COST OF REVENUES

     Since its inception, the Company has incurred no costs of revenues. The Company expects that future cost of revenues will consist of payments to third parties for distribution of CDs and cassettes, fulfillment of customer orders, manufacturing expenses, inventory management, royalties, copyrights, credit card processing charges and profit participation payable to strategic alliance partners and others.

PRODUCT DEVELOPMENT EXPENSES

     Product development expenses consist principally of website and other software engineering, audio and video production, graphic design, certain non-recoverable advances to artists, artist relations, telecommunications charges, and the cost of computer operations, including related salaries, rent and depreciation, that support the Company's music entertainment business.

     The Company began its development efforts in February 1998, incurring costs of $42,182 through March 31, 1998, related to software engineering, audio and video production, and graphic design of the Company's website and music catalogue.

SALES AND MARKETING EXPENSES

     Since its inception, the Company has incurred no sales and marketing costs. The Company expects that future costs will consist primarily of costs associated with the Company's various strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's website.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist of executive management, accounting, legal and expenditures for applicable overhead costs, including related rent, insurance and depreciation. The Company has incurred costs of $46,745 through March 31, 1998 related to general and administrative expenses. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1998, the Company had a cash balance of $25,221. Net cash of $73,985 was used for operating activities for the period ended March 31, 1998 principally as a result of the net losses generated during the period. Purchases of property and equipment totaled $10,794. The Company expects to incur negative cash flow from operations for the foreseeable future, as it continues to develop its market and operations.

     The Company financed its operations from inception through March 31, 1998 using $110,000 loaned to the Company by two of its Directors and a member of its Advisory Board. These loans were secured by notes with an interest rate of 10.0% per annum, due in December 1998. All outstanding principal and interest related to these notes was to have been converted at the closing of the Company's initial sale of Series A Preferred Stock. The Company did not issue the Series A Preferred Stock because of the merger and, in May 1998, these notes were converted into 275,000 shares of common stock prior to the merger.

     In May 1998, the Company merged with Atlantis Ventures Corporation, a Florida corporation that was organized in August 1989 and had no revenues or operations of any kind prior to the merger with the Company. Prior to the merger, Atlantis Ventures issued 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consists of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised in May 1998. The remaining warrants are exercisable through August 1998.

     Based on current levels of operations and planned growth, the Company anticipates that its existing capital resources will not be sufficient to enable it to maintain its operations through the end of 1998. The Company will require additional funds to sustain and expand its sales and marketing and research and development activities and its strategic alliances and may need additional funding. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available when needed or on terms acceptable to the Company, or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH THE YEAR 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company believes that it does not have a material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the Year 2000. The Company intends to conduct an analysis in 1998 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis. The failure of a major supplier subject to the Year 2000 issue to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company. In particular, most of the purchases from the Company's Internet website will be made with credit cards and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by their credit card providers.


FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK

     LIMITED OPERATING HISTORY; ANTICIPATED LOSSES; UNCERTAINTY OF FUTURE RESULTS. GoodNoise has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which the Company intends to operate and acceptance of the Company's business model. The Company will be incurring costs to develop, introduce and enhance its website, to establish marketing and distribution relationships, to create and enhance its music catalog, and to build an administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorships to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to the Company's stockholders.

     NEED FOR ADDITIONAL FUNDS. Based on current levels of operations and planned growth, the Company anticipates that its existing capital resources will not be sufficient to enable it to maintain its operations through the end of 1998. The Company will require additional funds to sustain and expand its sales and marketing and research and development activities and its strategic alliances and may need additional funding if a well-financed competitor emerges or if there is a shift in the type of Internet services that are developed and ultimately receive customer acceptance. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available when needed or on terms acceptable to the Company, or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company's business, results of operations and financial condition.

     POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside the Company's control, including the level of use of the Internet, demand for downloadable music content and Internet advertising, seasonal trends in both Internet use and advertising placements, the addition or loss of advertisers, the level of traffic on the Company's Internet sites, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's Internet operations, the introduction of new sites and services by the Company or its competitors, price competition or pricing changes in the industry, technical difficulties or system downtime, general economic conditions and economic conditions specific to the Internet and Internet media. Due to the foregoing factors, among others, it is likely that the Company's operating results will fall below the expectations of the Company or investors in some future quarter.

     UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MUSICAL CONTENT DELIVERY MEDIUM. Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium for obtaining recordings, information, entertainment, commerce and advertising is subject to a high level of uncertainty. If Internet-based downloading of musical content is not widely accepted by consumers and recording artists, the Company's business, financial condition and operating results will be materially adversely affected.

     UNCERTAIN ACCEPTANCE OF THE COMPANY'S INTERNET CONTENT. The Company's future success will be significantly dependent upon its ability to create, license and deliver entertaining and compelling Internet music-related content in order to attract users to its websites to purchase recorded music and related merchandise and to attract advertisers to its websites. There can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that the Company will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and references so as to continually attract a sufficient number of users to its websites. If the Company is unable to develop Internet content that allows it to attract, retain and expand a loyal user base, its business, results of operations and financial condition will be materially adversely affected.

     COMPETITION. The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. With respect to competition for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional media such as radio, television and print. GoodNoise expects to compete with the major, and other independent, record labels. With respect to recorded music sales, the Company expects to compete with numerous Internet retailers, including traditional music retail chains, record labels and independents with websites on the Internet. In addition, the Company expects to compete with traditional retail stores, including chains and megastores, mass merchandisers, consumer electronics stores and music clubs. The Company believes that the primary competitive factors in providing music entertainment products and services via the Internet will be name recognition, a variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience. The Company's success will depend heavily upon its ability to provide high quality, entertaining content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's ability to attract recording artists who become popular with the listening public. The Company's failure to compete successfully in the music entertainment business would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. To the extent the Company is not able to attract significant sources of revenues from paid advertisements and sponsorships on its websites, the Company's business, results of operations and financial condition will be materially adversely affected.

     Most of the Company's current and potential competitors in the Internet and music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully.

     RISKS INHERENT IN THE RECORD LABEL INDUSTRY.   The record label industry,
like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of any such success or the popularity of any particular artist, or the Company's ability to attract and sign artists to the GoodNoise record label. Furthermore, the Company believes that it is standard practice for record companies to pay substantial advances to artists. The Company may incur significant expenses in connection with paying its artists such advances, which could materially adversely affect the Company's results of operations and financial position. In circumstances when the Company does not pay such advances, it will be competing for artistic talent at a disadvantage to other record labels that do pay such advances. There can be no assurance that the Company will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases. The record label industry is dominated by a small number of large record companies that have significantly greater experience and financial, marketing and distribution resources than the Company. There can be no assurance of the Company's ability to compete effectively in that market.

     UNCERTAIN ACCEPTANCE AND MAINTENANCE OF THE GOODNOISE BRAND. The Company believes that establishing and maintaining the GoodNoise brand is a critical aspect of its efforts to attract and expand its Internet audience and that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet content. If the Company is unable to provide high quality content or otherwise fails to promote and maintain its brand, or if the Company incurs excessive expenses in an attempt to improve its content or promote and maintain its brand, the Company's business, financial condition and operating results will be materially adversely affected.

     MANAGING EXPENSES. The Company's future success depends upon its ability to address potential market opportunities while managing its expenses to match its ability to finance its operations. This need to manage its expenses will place a significant strain on the Company's management and operational resources. If the Company is unable to manage its expenses effectively, the Company's business, financial condition and operating results will be materially adversely affected.

     DEPENDENCE ON KEY PERSONNEL. The Company's performance is substantially dependent on the services of Robert H. Kohn (Chairman), Gene Hoffman, Jr. (Chief Executive Officer), and Gary Culpepper (Executive Vice President of Business Affairs), as well as on the Company's ability to recruit, retain and motivate its other officers and key employees. The Company's success also depends on its ability to attract and retain additional qualified employees. Competition for qualified personnel is intense and there are a limited number of persons with knowledge of and experience in the Internet and music entertainment industries. There can be no assurance that the Company will be able to attract and retain key personnel. The loss of one or more key employees could have a material adverse effect on the Company.

     DEPENDENCE ON THIRD PARTIES FOR INTERNET OPERATIONS. The Company's ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to the Company's Internet sites through hypertext links are critical to the success of the Company's Internet operations. The Company also relies on the cooperation of owners of copyrighted materials and Internet search services and on its relationships with third party vendors of Internet development tools and technologies. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the Company's competitors are better able to leverage such relationships, the Company's business, financial condition and operating results will be materially adversely affected.

     DEPENDENCE UPON STRATEGIC ALLIANCES. The Company intends to rely on certain strategic alliances to attract users to its websites, to attract paid advertising to its websites, and to provide alternative distribution channels for music rights and licenses it hopes to acquire. For example, the Company will seek to enter into a strategic alliance with a major music publishing company for the worldwide administration of any music publishing rights the Company acquires from its recording artists. The Company will also seek to enter into a relationship with a major record distributor for the manufacture and distribution through traditional retail channels of CDs recorded by its artists and produced by the Company. The Company will seek alliances with Intel, Adaptec, Philips, 3COM and others, which the Company believes will result in increased traffic to its websites. The inability to enter into new, and to maintain any one or more of its existing, strategic alliances could have a material adverse effect on the Company's business, results of operations and financial condition.

     RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS. The Company's success will depend upon its ability to develop and provide new services that meet customers' changing requirements. The music entertainment industry has been characterized by significant technological changes, such as the introduction of CDs which have had a significant impact on the industry and industry participants, and further technological changes are expected to occur. The Internet is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to effectively use leading technologies, to continue to develop its technological expertise, to enhance its current services, to develop new services that meet changing customer needs and to influence and respond to merging industry standards and other technological changes on a timely and cost-effective basis.

     DEPENDENCE ON THE INTERNET; UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE. Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

     CAPACITY CONSTRAINTS AND SYSTEM DISRUPTIONS. The satisfactory performance, reliability and availability of the Company's Internet sites and its network infrastructure are critical to attracting Internet users and maintaining relationships with subscribing customers. System interruptions that result in the unavailability of the Company's Internet sites or slower response times for users would reduce the number of goods and services delivered and reduce the attractiveness of the Company's Internet sites to users, subscribers and advertisers. The Company's Internet operations are also vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond the Company's control. All of the Company's servers and Internet equipment is currently located in San Francisco, California, an area that is susceptible to earthquakes.

     LIABILITY FOR INTERNET AND MUSICAL CONTENT. As a publisher and a distributor of content over the Internet, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that it publishes or distributes. The Company may be subject to the provisions of the Communications Decency Act, and similar legislation, which, among other things, may impose criminal penalties on anyone that distributes "obscene" or "indecent" material over the Internet.

     RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS AND INVESTMENTS. The Company's current strategy is to broaden the number, scope and content of its Internet site through the acquisition of rights or licenses to musical content, as well as through internally developed or other licensed content. Any such investments would involve many of the same risks posed by acquisitions, particularly risks related to the diversion of resources, the inability to generate revenues, the impairment of relationships with third parties and potential additional expenses. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or new investments.

     SECURITY RISKS. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to the Company's customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

     DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS; RISKS OF INFRINGEMENT. The Company relies on copyright and trade secret laws to protect its content and proprietary technologies and information, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop technologies that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's content or technologies without authorization.

     DEPENDENCE ON LICENSED TECHNOLOGY. The Company may rely on certain technology licensed from third parties, and there can be no assurance that these third party technology licenses will be available to the Company on acceptable commercial terms or at all.

     GOVERNMENT REGULATION AND LEGAL UNCERTAINTY. Although there are currently few laws and regulations directly applicable to the Internet, it is possible that new laws and regulations will be adopted covering issues such as privacy, copyrights, obscene or indecent communications and the pricing, characteristics and quality of Internet products and services. The adoption of restrictive laws or regulations could decrease the growth of the Internet or expose the Company to significant liabilities. The Company believes that its use of material on its websites is protected under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled. There can be no assurance that the Company will be able to continue to maintain rights to information, including downloadable music samples and artist, record and other information. The failure to be able to offer such information would have a material adverse effect on the Company's business, results of operations and financial condition.

     RISKS ASSOCIATED WITH INTERNATIONAL MARKETS. The future success of the Company will depend in part on its ability to generate international sales. There can be no assurance, however, that the Company will be successful in generating international sales of its products. Sales to customers in certain foreign countries will be subject to a number of risks, including foreign currency risk, the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect the Company's offerings and intellectual property rights to the same extent as the laws of the United States. Failure of the Company's efforts to compete successfully or to expand the distribution of its offerings in international markets could have a material adverse effect on the Company's business, operating results and financial condition.


ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company's corporate headquarters is located in Palo Alto, California. The Company has leased its facilities and certain other equipment under operating and capital lease agreements. The Company has leased approximately 1,600 square feet of office space at these facilities. The Company believes that its existing facilities plans are adequate for its current requirements and that additional space can be obtained to meet its requirements for the foreseeable future.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as June 30, 1998 (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Named Executive Officers and by each of the Company's directors and (iii) by all current executive officers and directors as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

                                                     BENEFICIAL OWNERSHIP (2)
                                                     -----------------------
NAME                                                    NUMBER              PERCENT
----                                                    ------              -------
EXECUTIVE OFFICERS AND DIRECTORS (1)
Robert H. Kohn, Chairman of the Board                 3,687,500              25.1%
Gene Hoffman, Jr., President, Chief
  Executive Officer and Director (3)                  3,658,000              24.9%
Gary Culpepper, Executive Vice President,
  Business Affairs                                    1,062,000               7.2%
Ralph Peer, II, Director                                147,500               1.0%
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
 GROUP (5 PERSONS) (4)                                8,620,555              58.6%

(1) Unless otherwise indicated, the address of each of the named individuals is: c/o GoodNoise Corporation, 719 Colorado Avenue, Palo Alto, California 94303.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named stockholders of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days of June 30, 1998.

(3) Includes 400,000 shares for which Gene Hoffman has voting rights pursuant to a voting agreement. Mr. Hoffman disclaims beneficiary ownership of such shares except to the extent of his pecuniary interest therein.

(4) Includes 65,555 shares which are issuable upon exercise of options.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following are the directors and officers of the Company at June 24, 1998:

NAME                                  AGE              TITLE
----                                  ---              -----
Robert H. Kohn                        41               Chairman of the Board, Secretary
Gene Hoffman, Jr.                     22               President, Chief Executive Officer and Director
Ralph Peer, II                        54               Director
Gary D. Culpepper                     48               Executive Vice President, Business Affairs
Joseph H. Howell                      46               Executive Vice President and Chief Financial Officer
Steven Grady                          32               Vice President, Corporate Communications
Sandy Pearlman                        49               Vice President, Media & Artist Development
Brett Thomas                          28               Vice President, Engineering

     All Directors hold office until the next annual meeting of shareholders or the election and qualification of their successors. There is no family relationship between any of the directors or officers of the Company.

     ROBERT H. KOHN, Chairman of the Board and Secretary. From October 1996 to December 1997, Mr. Kohn was Vice President, Business Development and General Counsel of Pretty Good Privacy, Inc. (PGP), a developer and marketer of Internet encryption and security software. From March 1987 to September 1996, he was Senior Vice President of Corporate Affairs, Secretary and General Counsel of Inprise Corporation (new name, formerly Borland International, Inc.), a developer and marketer of personal computer software. A member of the California Bar, Mr. Kohn co-wrote Kohn On Music Licensing, a treatise on music industry law for lawyers, music publishers and songwriters.

     GENE HOFFMAN, JR., President and Chief Executive Officer. From November 1996 to December 1997, Mr. Hoffman was Director of Business Development and Director of Interactive Marketing of Pretty Good Privacy, Inc. (PGP), a developer and marketer of Internet encryption and security software Prior to PGP, he was Executive Vice President of PrivNet, Inc., a developer and marketer of Internet encryption and security software

     RALPH PEER, II, Director, is chairman and CEO of peermusic, a global network of music publishing and production companies. In addition, Mr. Peer is vice president and director of the National Music Publishers' Association (U.S.A.) and the Harry Fox Agency. He is a lifetime director and past president of the Country Music Association and a publisher/director of ASCAP (American Society of Composers, Authors, and Publishers). Peer is a director of Fox Agency International (Singapore) and a consultant to the board of MCPS (Mechanical Copyright Protection Society, U.K.). He is a past president and a current director of ICMP (International Confederation of Music Publishers) and in 1997 was elected "President d'Honneur" of the Confederation.

     GARY CULPEPPER, Executive Vice President of Business Affairs. From May 1995 to March 1998 Mr. Culpepper was in private law practice, specializing in music and entertainment transactions for recording artists, producers and songwriters. From April 1994 to April 1995 Mr. Culpepper was Senior Counsel for Sony Pictures/Columbia/TriStar Home Video. Mr. Culpepper previously served as Vice President, Business Affairs/Music for Paramount Pictures Corporation, Director, Business Affairs for Capitol Records, Inc., Senior Counsel for Casablanca Records & Filmworks and, Assistant General Counsel for ABC Records, Inc. He is a member of the California Bar.

     JOSEPH H. HOWELL joined the Company in April 1998 as Executive Vice President and Chief Financial Officer. From January 1995 to April 1998, Mr. Howell was Senior Vice President and Chief Financial Officer of Merix Corporation, a leading manufacturer of high-technology, multilayer, printed circuit boards. From May 1988 to January 1995, Mr. Howell served as Vice President, Controller of Inprise Corporation (formerly Borland International, Inc.), a developer and marketer of personal computer software.

     STEVEN GRADY joined the Company in May, 1998 as Vice President of Corporate Communications. From July 1997 to May 1998, Mr. Grady was Director, Corporate Communications, Inprise Corporation (formerly Borland International, Inc.), a developer and marketer of personal computer software. From July 1996 to July 1997, he was Director, Marketing Communications for Infoseek. From 1992 to June, 1995, he served as Director, Corporate Communications, Borland International, Inc.

     SAMUEL "SANDY" PEARLMAN, Vice President of Media and Artist Development. Prior to joining the Company, Mr. Pearlman was president of 415 Records, an alternative record label and an independent recorder producer most known for his work with The Blue Oyster Cult
                                                           --------------------
and The Clash. Mr. Pearlman is also an independent songwriter and rock
    ---------
journalist.

     BRETT A. THOMAS joined the Company in April 1998 as Vice President of Engineering. From November 1996 to January 1998, Mr. Thomas was Principal Engineer for Pretty Good Privacy, Inc. (PGP), a developer and marketer of Internet encryption and security software. Prior to PGP, Mr. Thomas was an independent engineering consultant.


                                 ADVISORY BOARD

  . PETER YARROW is a member of PETER, PAUL & MARY, and is co-writer of such songs as Puff The Magic Dragon, Weave Me The Sunshine, Light One Candle, Torn Between Two Lovers, and Day Is Done. In addition, Peter co-produced and co-wrote a musical called You Are What You Eat in the late 60s, and he created a number of children's videos based on Puff The Magic Dragon.

  . KEVIN CRONIN is the lead singer of REO SPEEDWAGON, and writer of the songs Keep Pushin' and Roll With The Changes and his first number one song: Keep On Loving You.

  . LEE LORENZEN, Chairman & CEO of Catalog City, Inc., an Internet commerce company. Mr. Lorenzen is also a member of the Board of Fractal Design and past CEO and Chairman of the Board of Altura Software.


ITEM 6.   EXECUTIVE COMPENSATION

     The Company began operations in January 1998. For the three months ended March 31, 1998, the compensation payable to Robert H. Kohn, Gene Hoffman and Gary Culpepper (the only officers compensated during such period) was $10,000, $12,500 and $10,833, respectively.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 11, 1998, the Registrant (GoodNoise Corporation, a Florida corporation, formerly Atlantis Ventures Corporation) entered into an Agreement and Plan of Reorganization pursuant to which it acquired GoodNoise Corporation, a Delaware corporation ("GN Delaware"). In connection with such acquisition, the Registrant exchanged 10,985,800 shares of its Common Stock for all outstanding stock of GoodNoise Delaware and assumed outstanding GN Delaware options for the purchase of an additional 2,062,050 shares of the Registrant's Common Stock. Following such transaction, the directors and officers of GN Delaware became the directors and officers of the Registrant. Of the shares issued as part of such transaction, 8,555,000 shares were issued to such directors and officers.


ITEM 8.   DESCRIPTION OF SECURITIES

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 500,000 shares of Preferred Stock. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of the Company that are included as exhibits to this Form 10-SB and by the provisions of applicable law.

COMMON STOCK

  As of June 24, 1998, there were approximately 14,685,800 shares of Common Stock outstanding held of record by 75 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

  As of June 24, 1998, no shares of Preferred Stock were designated or outstanding. The Board of Directors has the authority to issue up to 500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

 The transfer agent and registrar for the Common Stock is Interwest Transfer Co. Inc.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been quoted on the OTC Bulletin Board since May 12, 1998 under the symbol GDNO. Since commencing trading through June 30, 1998, the high and low bid prices for Common Stock on the OTC Bulletin Board has been $0.06 and $7.38 per share. Such amounts reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     On June 24, 1998, there were 14,685,800 shares of Common Stock outstanding, of which approximately 2.8 million are freely tradable without restriction under the Securities Act. Substantially all of the remaining shares will not be tradable under Rule 144 until May 1999.

DIVIDEND POLICY

  The Company has paid no dividends and intends to retain all future earnings, if any, for use in the development and operation of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS

None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     In June 1998, the Company retained PricewaterhouseCoopers LLP as the Company's independent accountants and dismissed Barry L. Friedman P.C. ("Barry Friedman"), Atlantis Ventures Corporation's former accountants. The decision to change independent accountants was ratified by the Company's Board of Directors. During the two most recent fiscal years audited by Barry Friedman through June 29, 1998, there were no disagreements with Barry Friedman regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Barry Friedman to make reference to the subject matter of the disagreement in connection with this report. The former accountants reports for the years and periods audited by them are not part of the financial statements of the Company included in this Form 10-SB. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining PricewaterhouseCoopers LLP, the Company had not consulted with PricewaterhouseCoopers LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On May 6, 1998, the Registrant (GoodNoise Corporation, a Florida corporation, formerly Atlantis Ventures Corporation) issued 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consists of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised in May 1998. The remaining warrants are exercisable through August 1998.

  On May 11, 1998, Atlantis Ventures Corporation, a Florida corporation, acquired all of the outstanding Common Stock of the Company. For accounting purposes, this acquisition will be treated as a recapitalization of the Company with the Company as the acquirer (reverse acquisition). Atlantis Ventures is a publicly traded company that was organized in August 1989 and had no revenues or operations prior to the merger with the Company. Following the recapitalization, Atlantis Ventures changed its name to GoodNoise Corporation.

     There were no underwriters employed in connection with any of the above transactions.

     The issuances of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Regulation D, Section 4(2) and Rule 701 of the Securities Act, respectively. The issuance of Common Stock and Warrants was exempt pursuant to Rule 504 of the Securities Act. The acquisition was a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.


ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Act ("Florida Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees, and agents to the full extent permitted by Florida Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

                                    PART F/S

                         INDEX TO FINANCIAL STATEMENTS

GOODNOISE CORPORATION


  Report of Independent Accountants.......................................  26


  Balance Sheet...........................................................  27


  Statement of Operations.................................................  28


  Statement of Changes in Stockholders' Deficit...........................  29


  Statement of Cash Flows.................................................  30


  Notes to Financial Statements...........................................  31



ATLANTIS VENTURES CORPORATION


  Report of Independent Accountants.......................................  36


  Balance Sheet...........................................................  37


  Statement of Operations.................................................  38


  Statement of Changes in Stockholders' Deficit...........................  39


  Statement of Cash Flows.................................................  40


  Notes to Financial Statements...........................................  41



PRO FORMA COMBINED BALANCE SHEET,

 GOODNOISE CORPORATION


  Introduction to Unaudited Pro Forma Combined Balance Sheet..............  44


  Pro Forma Combined Balance Sheet (Unaudited)............................  45


  Notes to Pro Forma Combined Balance Sheet...............................  46

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of GoodNoise Corporation


  In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of GoodNoise Corporation (a development stage enterprise) at March 31, 1998, and the results of its operations and its cash flows for the period from inception (January 8, 1998) through March 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since inception and has to obtain additional capital to fund its ongoing operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PricewaterhouseCoopers LLP
San Jose, California
July 8, 1998

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEET

                                                                                                         MARCH 31,
                                                                                                           1998
                                                                                                      ------------
ASSETS
Current Assets:
  Cash                                                                                                  $ 25,221
  Prepaid expenses and other current assets                                                                2,576
                                                                                                        --------
            Total current assets                                                                          27,797

Property and equipment, net                                                                               10,414
Other assets                                                                                              14,020
                                                                                                        --------

            Total assets                                                                                $ 52,231
                                                                                                        ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable                                                                                      $ 25,458
                                                                                                        --------
            Total current liabilities                                                                     25,458

Notes payable- related parties (Note 3)                                                                  110,000
                                                                                                        --------
            Total liabilities                                                                            135,458
                                                                                                        --------
Commitments (Note 4)

Stockholders' Deficit:
  Common Stock, $0.001 par value; 10,000,000
   shares authorized; 8,680,000 shares
   issued and outstanding                                                                                  1,580
  Additional paid-in capital                                                                              14,220
  Notes receivable (Note 3)                                                                              (10,100)

  Deficit accumulated during the development stage                                                       (88,927)
                                                                                                        --------
            Total stockholders' deficit                                                                  (83,227)
                                                                                                        --------
               Total liabilities and stockholders' deficit                                              $ 52,231
                                                                                                        ========

   The accompanying notes are an integral part of these financial statements.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF OPERATIONS

                                                                                 JANUARY 8,
                                                                                   1998
                                                                                (INCEPTION)
                                                                                TO MARCH 31,
                                                                                   1998
                                                                              ------------
Revenues                                                                      $          -
                                                                              ------------

Operating expenses:
   Product development                                                              42,182
   General and administrative                                                       46,745
                                                                              ------------
                                                                                    88,927
                                                                              ------------
Net loss                                                                      $    (88,927)
                                                                              ============

Net loss per share- basic and diluted                                         $      (0.01)
                                                                              ============
Weighted average number of common
  shares outstanding- basic and diluted                                          6,607,357
                                                                              ============

   The accompanying notes are an integral part of these financial statements.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT


                                                                                                    DEFICIT
                                                                                                  ACCUMULATED
                                          COMMON STOCK           ADDITIONAL                        DURING THE           TOTAL
                                     ----------------------       PAID-IN           NOTES         DEVELOPMENT       STOCKHOLDERS'
                                      SHARES        AMOUNT        CAPITAL        RECEIVABLE          STAGE             DEFICIT
                                     ---------      -------      --------        ----------       -----------       ------------
Issuance of common stock
  at formation in February 1998      7,100,000       $    -      $     -        $      -           $      -            $      -
Issuance of common stock
  in March 1998                      1,010,000        1,010        9,090         (10,100)                 -                   -
Issuance of common stock
  in March 1998 in
  exchange for services                570,000          570        5,130               -                  -               5,700
Net loss for the period from
  January 8, 1998 (inception)
  through March 31, 1998                     -            -            -               -            (88,927)            (88,927)
                                     ---------       ------      -------      ----------           --------            ---------
Balance at March 31, 1998            8,680,000       $1,580      $14,220        $(10,100)          $(88,927)           $(83,227)
                                     =========       ======      =======      ==========           ========            =========

   The accompanying notes are an integral part of these financial statements.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF CASH FLOWS

                                                                                                                    JANUARY 8,
                                                                                                                 1998 (INCEPTION)
                                                                                                                   TO MARCH 31,
                                                                                                                       1998
                                                                                                                 ----------------
Cash flows from operating activities:
   Net loss                                                                                                          $(88,927)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation                                                                                                          380
    Issuance of common stock in exchange for services                                                                   5,700
    Changes in assets and liabilities:
     Prepaid expenses and other current assets                                                                         (2,576)
     Accounts payable                                                                                                  25,458
     Deposits                                                                                                         (14,020)
                                                                                                                     --------
       Net cash used in operating activities                                                                          (73,985)
                                                                                                                     --------
 Cash flows from investing activities:
  Purchase of property and equipment                                                                                  (10,794)
                                                                                                                     --------
Cash flows from financing activities:
 Proceeds from issuance of notes payable-related parties                                                              110,000
                                                                                                                     --------
Net increase in cash                                                                                                   25,221

Cash at beginning of period                                                                                                 -
                                                                                                                     --------
Cash at end of period                                                                                                $ 25,221
                                                                                                                     ========

   The accompanying notes are an integral part of these financial statements.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

  GoodNoise Corporation, (the "Company"), a Delaware corporation, was incorporated on January 8, 1998 to develop and market a repertoire of musical recordings offered for sale to consumers by direct file transfer, or "downloading," over the Internet. Since its inception, the Company has been in the development stage devoting its efforts primarily to organizing itself as a public reporting entity, recruiting management and technical staff, developing its product, acquiring operating assets and raising capital. The Company operates within one industry segment.

  The Company has incurred losses from operations since inception and must obtain additional capital to fund its ongoing operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise additional capital in 1998 to finance the Company's operations although there can be no assurance that they will be successful in such efforts. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. See Note 7.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying value of the Company's financial instruments, including cash, accounts payable and notes payable, approximate their fair value due to the relatively short maturities.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally two to three years, or the lease term of the respective assets.

INCOME TAXES

  Income taxes are accounted for using an asset and liability method which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


STOCK-BASED COMPENSATION

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of APB No. 25 "Accounting for Stock Issued to Employees," and complies with disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

NET LOSS PER SHARE

  The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin ("SAB") No.
98. Under SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The weighted average shares used to compute basic net loss per share include outstanding shares of common stock from the date of issuance and excludes, for the period from January 8, 1998 (inception) through March 31, 1998, 566,666 shares of common stock subject to repurchase rights. In addition , the calculation of diluted net loss per share excludes common stock issuable upon exercise of employee stock options and shares subject to repurchase as their effect is antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The adoption of both statements is required for fiscal years beginning after December 15, 1997.

  SFAS No. 130 requires that companies report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS No. 130 in January 1998 and there are no differences between the net loss and comprehensive income (loss) for the period from January 8, 1998 (inception) through March 31, 1998.

  SFAS No. 131 requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers. The adoption of SFAS No. 131 will not have any material impact on the Company's financial statements.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 2 - PROPERTY AND EQUIPMENT:

                                                                                              MARCH 31,
                                                                                                1998
                                                                                             ---------
          Computer equipment                                                                  $ 5,794
          Furniture and fixtures                                                                5,000
                                                                                              -------
                                                                                               10,794
          Less:  Accumulated depreciation                                                        (380)
                                                                                              -------

                                                                                              $10,414
                                                                                              =======

NOTE 3 - RELATED PARTY TRANSACTIONS:

  In February 1998, the Company entered into an agreement with two of the Company's Directors and a member of its Advisory Board to borrow $110,000, through the issuance of promissory notes which bear interest at 10.0% per annum, due in December 1998. All outstanding principal and interest related to these notes were to be converted at the closing of the Company's initial sale of Series A Preferred Stock at the rate of $0.40 per share. The Company did not issue the Series A Preferred Stock and, in May 1998, these notes were converted into 275,000 shares of common stock at $0.40 per share. The accompanying financial statements reflect the notes payable as a noncurrent liability due to the conversion.

  At March 31, 1998, the Company had notes receivable related to stock purchases from certain employees of the Company totaling $10,100. The notes are non-interest bearing and payable on demand.

NOTE 4 - COMMITMENTS:

  The Company leases office space under a noncancelable operating lease that expires in March 2001. Rent expense was $7,953 for the period from inception (January 8, 1998) through March 31, 1998.

  Future minimum lease payments under the noncancelable operating lease are as follows:


YEAR ENDING
DECEMBER 31,
1998                                                         $ 34,560
1999                                                           47,117
2000                                                           48,530
2001                                                           12,222
Thereafter                                                          -
                                                             --------
                                                             $142,429
                                                             ========

                             GOODNOISE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 5 - STOCK OPTION PLAN:

RESTRICTED STOCK

  A total of 7,100,000 shares of common stock were issued at $0.001 per share to the Company's founders in February 1998, of which 900,000 were issued subject to a Restricted Stock Purchase Agreement (the "Agreement") to one of the founders. The Agreement provides the Company with the right to repurchase 600,000 of these shares at $0.01 per share subject to ratable vesting over three years. As of March 31, 1998, a total of 566,666 shares were subject to repurchase by the Company.

STOCK OPTION PLAN

  On March 30, 1998, the Company adopted the 1998 Stock Option Plan that provides for the granting of either incentive or nonqualified stock options to purchase shares of the Company's common stock and for stock-based awards to officers, directors and key employees and non-employee consultants. The Company reserved 2,000,000 shares for issuance under the Plan. As of March 31, 1998, no stock options had been granted under the Plan.

NOTE 6 - INCOME TAXES:

  There is no provision for income taxes for the period from January 8, 1998 (inception) through March 31, 1998 as the Company incurred a net loss. The Company's deferred tax assets at March 31, 1998 principally relate to its net operating loss and approximated $35,000, for which a full valuation allowance was provided due to uncertainty regarding their realization.

  Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be utilized in the future may be impaired or limited in certain circumstances, including changes in ownership, as defined.

NOTE 7 - SUBSEQUENT EVENTS:

  On May 11, 1998, Atlantis Ventures Corporation, a Florida corporation, acquired 9,310,000 shares representing all of the outstanding Common Stock of the Company in exchange for 10,985,800 shares of Atlantis Ventures Corporation common stock. For accounting purposes, this transaction will be treated as a recapitalization of the Company. Atlantis Ventures is a publicly traded company that was organized in August 1989 and had no revenues or operations prior to the merger with the Company. Following the recapitalization, Atlantis Ventures changed its name to GoodNoise Corporation.

  Through May 11, 1998, the Company issued options to purchase 1,747,500 common shares at prices ranging from $0.01 to $0.03 per share. In connection with the recapitalization, such options were exchanged for options to purchase 2,062,050 common shares of Atlantis Ventures Corporation.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

  In addition, in May 1998, Atlantis Ventures Corporation issued 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consists of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised in May 1998. The remaining warrants are exercisable through August 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Atlantis Ventures Corporation


  In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Atlantis Ventures Corporation (a development stage enterprise) at March 31, 1998, December 31, 1997 and December 1996 and the results of its operations and its cash flows for the three months ended March 31, 1998, for the years ended December 31, 1997 and 1996 and for the period from inception (August 30, 1989) through March 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has cumulative losses from operations since inception and has no assets and a net capital deficiency which raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PricewaterhouseCoopers LLP
San Jose, California
July 8, 1998

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEET


                                                                                          DECEMBER 31.
                                                           MARCH 31,        -----------------------------------------
                                                            1998                   1997                   1996
                                                      ----------------      -----------------      ------------------
ASSETS
Current Assets                                           $           -         $            -         $            -
                                                         -------------         --------------         ---------------
     Total current assets                                            -                      -                       -
                                                         -------------         --------------         ---------------

              Total assets                               $           -         $           -          $            -
                                                         =============         ==============         ===============


LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable- related party                          $       1,650         $            -         $             -
                                                         -------------         --------------         ---------------
     Total current liabilities                                   1,650                      -                       -
                                                         -------------         --------------         ---------------
Stockholders' Deficit:
Preferred stock, $0.01 par value; 500,000 shares
   authorized; none issued or outstanding                            -                      -                       -
Common Stock, $0.01 par value; 200,000,000, shares
   authorized; 1,000,000 issued and outstanding                  1,000                  1,000                   1,000
Accumulated deficit                                             (2,650)                (1,000)                 (1,000)
                                                         -------------         --------------         ---------------
     Total stockholders' deficit                                (1,650)                     -                       -
                                                         -------------         --------------         ---------------
Total liabilities and stockholders' deficit              $          -          $            -         $             -
                                                         =============         ==============         ===============

   The accompanying notes are an integral part of these financial statements.

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF OPERATIONS


                                                                                                                 AUG 30, 1989
                                             JAN 1, 1998 TO                 YEAR ENDED DECEMBER 31,              (INCEPTION) TO
                                                MARCH 31,              -------------------------------              MARCH 31,
                                                  1998                    1997                 1996                   1998
                                               ----------              ----------           ----------             ----------
Revenues                                       $        -              $        -           $        -             $        -
                                               ----------              ----------           ----------             ----------
Operating expenses:
     General and administrative                     1,650                       -                    -                  2,650
                                               ----------              ----------           ----------             ----------
                                                    1,650                       -                    -                  2,650
                                               ----------              ----------           ----------             ----------
Net loss                                       $   (1,650)             $        -           $        -             $   (2,650)
                                               ==========              ==========           ==========             ==========
Net loss per share- basic and diluted          $        -              $        -           $        -             $        -
                                               ----------              ----------           ----------             ----------
Weighted average number of common
   shares outstanding-basic and diluted         1,000,000               1,000,000            1,000,000              1,000,000
                                               ----------              ----------           ----------             ----------

   The accompanying notes are an integral part of these financial statements.

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT


                                                                                                        TOTAL
                                                                                   ACCUMULATED       STOCKHOLDERS'
                                                  SHARES           AMOUNT            DEFICIT           DEFICIT
                                                ---------          ------          ------------       ---------
Issuance of common stock for
   Services in August 1991                      1,000,000          $1,000            $     -           $ 1,000
Net loss for year ended
   December 31, 1991                                                                  (1,000)           (1,000)
                                                ---------          ------            -------           -------
Balance at December 31, 1995                    1,000,000           1,000             (1,000)                -
                                                ---------          ------            -------           -------

Balance at December 31, 1996                    1,000,000           1,000             (1,000)                -
                                                ---------          ------            -------           -------

Balance at December 31, 1997                    1,000,000           1,000             (1,000)                -

Net loss for the period from
  January 1, 1998 to March 31, 1998                     -               -             (1,650)           (1,650)
                                                ---------          ------            -------           -------

Balance at March 31, 1998                       1,000,000          $1,000            $(2,650)          $(1,650)
                                                =========          ======            =======           =======

   The accompanying notes are an integral part of these financial statements.

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS



                                                                                                          AUG 30, 1989
                                             JAN 1, 1998 TO              YEAR ENDED DECEMBER 31,         (INCEPTION) TO
                                               MARCH 31,           ----------------------------------       MARCH 31,
                                                 1998                    1997               1996              1998
                                            -----------------      --------------     ---------------     -------------
Cash flows from operating activities:
 Net loss                                     $(1,650)              $   -               $   -               $(2,650)
 Adjustments to reconcile net
  loss to cash used in
  operating activities:
   Issuance of common stock
    in exchange for services                        -                   -                   -                 1,000
   Changes in assets and liabilities:
      Accounts payable - related party          1,650                   -                   -                 1,650
                                              -------               -----               -----               -------
       Net cash used in
        operating activities                        -                   -                   -                     -
                                              -------               -----               -----               -------

Net change in cash                                  -                   -                   -                     -

Cash at beginning of period                         -                   -                   -                     -
                                              -------               -----               -----               -------

Cash at end of period                         $     -               $   -               $   -               $     -
                                              =======               =====               =====               =======

   The accompanying notes are an integral part of these financial statements.

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

  Atlantis Ventures Corporation, (the "Company"), a Florida corporation, was incorporated on August 2, 1989. Since inception, the Company has had no revenue, assets or operations.

  Since inception, the Company has been in the development stage. The Company was formed to pursue an acquisition of an operating company and has been inactive since formation. The Company has incurred cumulative losses from operations since inception and has no assets and a net capital deficiency.
These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise additional capital in 1998 to finance the Company's operations although there can be no assurance they will be successful in such efforts. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See Note 4.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying value of the Company's financial instruments approximate their fair value due to the relatively short maturities.

INCOME TAXES

  Income taxes are accounted for using an asset and liability method which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

NET LOSS PER SHARE

  The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share". Under SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net loss per share excludes common stock issuable upon exercise of employee stock options, if any, as their effect is antidilutive.

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The adoption of both statements is required for fiscal years beginning after December 15, 1997.

  SFAS No. 130 requires that companies report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS No. 130 in January 1998 and there are no differences between the net loss and comprehensive income (loss) for all periods presented.

  SFAS No. 131 requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers. The adoption of SFAS No. 131 will not have a material impact on the Company's financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS:

  The Company neither owns or leases real or personal property. Office services are provided without charge by a director. The cost of such services were not material and, accordingly, are not reflected in these financial statements.

  On August 2, 1991, the Company issued 1,000,000 shares of its common stock for services valued at $1,000.

  During the three months ended March 31, 1998, a stockholder paid certain fees totaling $1,650 on behalf of the Company which remains payable to the stockholder at March 31, 1998.

NOTE 3 -INCOME TAXES:

  There is no provision for income taxes for the periods from inception through March 31, 1998 as the Company incurred net losses. The Company does not have any significant deferred tax assets or liabilities for all periods presented.

                         ATLANTIS VENTURES CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


NOTE 4 - SUBSEQUENT EVENTS:

  On May 11, 1998, the Company acquired 9,310,000 shares representing all of the outstanding common stock of GoodNoise Corporation ("GoodNoise"), a development stage enterprise, in exhange for 10,985,800 shares of the Company's common stock. For accounting purposes, this transaction will be treated as a recapitalization of GoodNoise. Following the recapitalization, the Company changed its name to GoodNoise Corporation.

  Through May 11, 1998, GoodNoise Corporation issued options to purchase 1,747,500 common shares at prices ranging from $0.01 to $0.03 per share. Such options were exchanged for options to purchase 2,062,050 common shares of the Company.

  In addition, in May 1998, the Company issued 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consists of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised in May 1998. The remaining warrants are exercisable through August 1998.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET


  The following unaudited pro forma combined financial statements give effect to the Company's private placement, exercise of stock warrants, the conversion of GoodNoise Corporation ("GoodNoise") notes payable to common stock and the Company's acquisition of GoodNoise which was accounted for as a recapitalization. The unaudited pro forma combined balance sheet is based on the individual balance sheets of the Company and GoodNoise appearing elsewhere in this Form 10-SB, and has been prepared to reflect the recapitalization as of March 31, 1998. An unaudited pro forma statements of operations is not presented since the operations of the Company prior to the recapitalization were not material. The unaudited pro forma combined balance sheet should be read in conjunction with the historical financial statements and notes thereto of GoodNoise and the Company included elsewhere in this Form 10-SB.

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1998
                                  (UNAUDITED)

                                                                                     PRO FORMA ADJUSTMENTS
                                                                              -----------------------------------
                                                                                 PRIVATE
                                                                                PLACEMENT,
                                                                               EXERCISE OF
                                                                HISTORICAL      WARRANTS
                                                HISTORICAL       ATLANTIS        AND NOTE                              PRO FORMA
                                                GOODNOISE        VENTURES       CONVERSION           ACQUISITION      AS ADJUSTED
                                               ------------    ------------   -------------         -------------    -------------
ASSETS
Current Assets:
  Cash                                           $  25,221       $      -       $  700,000  (a)    $        -       $ 725,221
  Prepaid expenses and other current assets          2,576              -                -                  -           2,576
                                                 ---------       --------       ----------         ----------       ---------
       Total current assets                         27,797              -          700,000                  -         727,797

Property and equipment, net                         10,414              -                -                  -          10,414
Other assets                                        14,020              -                -                  -          14,020
                                                 ---------       --------       ----------         ----------       ---------

       Total assets                              $  52,231       $      -       $  700,000         $        -       $ 752,231
                                                 =========       ========       ==========         ==========       =========

LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable                               $  25,458       $      -       $        -         $        -       $  25,458
  Accounts payable-related party                         -          1,650                -                  -           1,650
                                                 ---------       --------       ----------         ----------       ---------
       Total current liabilities                    25,458          1,650                -                  -          27,108

Notes payable-related parties                      110,000              -         (110,000) (b)             -               -
                                                 ---------       --------       ----------         ----------       ---------

       Total liabilities                           135,458          1,650         (110,000)                 -          27,108
                                                 ---------       --------       ----------         ----------       ---------

Stockholder' Equity (Deficit)
  Preferred stock, $0.01 par value;
    500,000 shares authorized;
    none issued or outstanding                           -              -                -                  -               -
  Common stock, $0.01 par value;
    200,000,000 shares authorized;
    1,000,000 shares issued and outstanding
    at March 31, 1998; 14,266,900 shares
    on a pro forma, as adjusted basis                    -          1,000            8,100  (a)(b)    133,569   (c)   142,669
  Common Stock, $0.001 par value;
    10,000,000 shares authorized;
    8,680,000 shares issued and outstanding
    at March 31, 1998                                1,580              -                -             (1,580)  (c)         -
  Additional paid-in capital                        14,220              -          801,900  (a)(b)   (134,639)  (c)   681,481
  Notes receivable                                 (10,100)             -                -                  -         (10,100)
  Deficit accumulated during the
    development stage                              (88,927)        (2,650)               -              2,650   (c)   (88,927)
                                                 ---------       --------       ----------         ----------       ---------
       Total stockholders'
         equity (deficit)                          (83,227)        (1,650)         810,000                  -         725,123
                                                 ---------       --------       ----------         ----------       ---------

       Total liabilities and stockholders'
         equity (deficit)                        $  52,231       $      -       $  700,000         $        -       $ 752,231
                                                 =========       ========       ==========         ==========       =========

                             GOODNOISE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1998
                                  (UNAUDITED)


(a) Represents issuance of 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consists of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised in May 1998. The remaining warrants are exercisable through August 1998.

(b) Represents the conversion of notes payable in the amount of $110,000 into 275,000 shares of GoodNoise Corporation common stock prior to the acquisition.

(c) Represents the acquisition of GoodNoise Corporation by Atlantis Ventures through the issuance of 10,242,000 shares of Atlantis Ventures common stock for all the outstanding shares of GoodNoise Corporation common stock. This transaction was treated as a recapitalization of GoodNoise Corporation.

    Pro forma share outstanding assuming the recapitalization occurred as of March 31, 1998 comprise the following:

   Existing Atlantis Ventures shares                   1,000,000
   Conversion of existing GoodNoise Corporation
       shares as of March 31, 1998 (8,680,000
       shares x 1.18 conversion ratio)                10,242,400
   Private placement (see (a) above)                   2,500,000
   Exercise of warrants (see (a) above)                  200,000
   Conversion of notes payable (275,000 shares x
       1.18 conversion ratio)(see (b) above)             324,500
                                                      ----------
                  Total pro forma shares              14,266,900
                                                      ==========

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

2.1 Agreement and Plan of Reorganization by and among GoodNoise Corporation, Atlantis Ventures Corp., GN Acquisition Corp and certain other parties dated as of May 11, 1998
3.1  Articles of Incorporation
3.2  Bylaws
10.1 Form of Indemnity Agreement
16.1 Letter dated July 16, 1998 from Barry L. Friedman, P.C.
21   Subsidiaries

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GoodNoise CORPORATION


By /s/ Joseph H. Howell
  _________________________
       Joseph H. Howell
Its  Executive Vice President and
       Chief Financial Officer